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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                FORM 12b-25

                                        Commission File Number: 0-23596


                        NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [x] Form 11-K  [ ] Form 10-QSB
[ ] Form N-SAR

                     For Period Ended: December 31, 1998
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               [  ]  Transition Report on Form 10-K
               [  ]  Transition Report on Form 20-F
               [  ]  Transition Report on Form 11-K
               [  ]  Transition Report on Form 10-Q
               [  ]  Transition Report on Form N-SAR

                     For the Transition Period Ended: _______________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________


                      PART I - REGISTRANT INFORMATION

C-Cube Microsystems Inc.
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Full name of registrant

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Former name if applicable

1778 McCarthy Blvd.
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Address of principal executive office (Street and number)

Milpitas, CA 95035
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City, state and zip code

                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

 [x]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof will be filed or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report or Form 10-Q, or thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]    (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

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                           PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-AR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to a delay in the receipt of certain required financial information from the Plan's trustees, the financial statements needed to prepare the Company's Form 11-K are not available. The Company is diligently working with the plan auditors to obtain completed financial statments, and respectfully requests an additional fifteen days to ensure that form 11-K is accurate and properly reflects the plan activity for the full 1998 plan year.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Christine L. Richardson, Esq.    (650)         493-9300
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                 (Name)                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                Yes [x]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                Yes [ ]  No [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________

                         C-Cube Microsystems Inc.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 1999                    By:  /s/ Walt Walczykowski
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                                            Walt Walczykowski
                                            Chief Financial Officer
                                            C-Cube Microsystems Inc. and on
                                            behalf of the plan administrator
                                            of the C-Cube Microsystems
                                            Employee Savings and Investment
                                            Plan

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